Creative Realities, Inc.

13100 Magisterial Drive, Suite 100

Louisville, Kentucky 40223

October 22, 2018

TRANSMITTED VIA EDGAR

Mr. Michael Foland, Attorney-Advisor

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Creative Realities, Inc. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on September 21, 2018

File No. 333-225876

Dear Mr. Foland:

Thank you for your comment letter dated September 28, 2018. With this response letter we are filing Amendment No. 3 to the above-referenced registration statement (the “Amendment”). To facilitate your review of the Amendment, below please find our responses to your comments, together with the text of your original comments.

Amendment No. 2 to Form S-1

Prospectus Summary, page 1

1.	Please clarify whether the closing of this offering is a condition to the acquisition of Allure Global Solutions, Inc. If so, include disclosure that the acquisition may not occur if you are not approved for listing on The NASDAQ Capital Market, which is a condition of this offering.

RESPONSE: In the Amendment, we have revised the Prospectus Summary section to include clear disclosure that the closing of the offering is a condition to the closing of our acquisition of Allure Global Solutions, and that the acquisition may not occur if we are not approved for listing on The NASDAQ Capital Market, which is a condition of the offering.

General

2.	Instruction 1 to Signatures of Form S-1 requires signatures of your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. To the extent that you are signing in more than one capacity, indicate each capacity in which you are signing. Please revise.

RESPONSE: In the Amendment, we have reviewed and revised the signature page to ensure that each capacity in which a person is signing the registration statement is indicated thereon.

Thank you for your attention to our Amendment. Should have any questions or additional comments, please feel free to contact the undersigned, Mr. Richard Mills, or Mr. Bradley Pederson, Esq. of Maslon LLP.

Sincerely,

/s/ Will Logan

Will Logan

Chief Financial Officer